[LOGO]

Board of Directors of Captaris
c/o Mr. Bruce Crockett
301 116th Ave SE Suite 400
Bellevue, Washington 98004-6446


March 26, 2008


Dear Members of the Board;

I am the Managing Member of Emancipation Capital, an investment firm that owns 1,752,541 shares of Captaris, or 6.65%. We are writing this letter to implore you to fully negotiate with Vector Capital and accept terms that we believe best maximize value for us and your other shareholders. According to Vector's most recent filing, they have proposed terms that are generally reasonable to your shareholders and offer downside protection while your bankers are still able to conduct a broad based auction.

Based on our previous discussions with you and your bankers, we understand that there is a belief on the Special Committee's part that having an agreement with Vector which includes a go-shop provision may dissuade potential strategic acquirers. We respectfully disagree. We believe that a sufficiently long period will allow any and all potential buyers sufficient time to review and bid for Captaris. It is our position that a 45-60 day period is more than adequate. Vector also filed that they are capping their request for reimbursed expenses at $1 million, or $0.04 per share. This too is reasonable and limits any extraordinary expenses that another buyer would have to assume and thus will not have a chilling effect on other bids. Finally, Vector's shortened due diligence timeline will allow the bankers to solicit any other parties with virtually no interruption.

We encourage you to engage Vector immediately in substantive discussions. We would also encourage you to seek a higher price from them as a condition of entering in to an agreement, as well as a lengthened go-shop timeline, both of which would further reduce deal risk to your shareholders and ultimately serve to maximize shareholder value.

As you know, we are in a turbulent environment. The probabilities of acquirers finding financing are far worse than at any time in years, which significantly raises the risk of completing a sale. Therefore, it is imprudent to put the Vector proposal on hold until an auction is completed when you can accomplish the same result through a go shop provision. Furthermore, those potential strategic buyers that do not require outside funding are already familiar with Captaris and its market. We believe a two month process is ample to introduce, engage, conduct due diligence, and negotiate a definitive merger agreement with any likely acquirer. By entering in to an agreement with Vector, your shareholders are assured of a price premium, have a reasonable probability of yet a higher price, and have eliminated the risk of a failed auction. Given Vector's apparent willingness to move closer to your position as expressed in their recent filings, it is in the best interests of your shareholders that the Company expeditiously move forward toward signing up a definitive acquisition agreement with Vector and we strongly encourage you to do so.

Respectfully submitted;


/s/ Charles Frumberg

Charles Frumberg
Managing Member